UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Exchange Listed Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2545 S. Kelly Ave., Suite C, Edmond, Oklahoma 73013

Telephone Number (including area code): 405-778-8377

Name and address of agent for service of process:

The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 with copies to J. Garrett Stevens, Exchange Traded Concepts, LLC, 2545 S. Kelly Ave., Suite C, Edmond, Oklahoma 73013, and Christopher D. Menconi, Morgan, Lewis & Bockius LLP, 2020 K Street NW, Washington, DC 20006-1806.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒  Yes              ☐   No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Edmond, State of Oklahoma on this 27th day of January, 2015.

EXCHANGE LISTED FUNDS TRUST

/s/ J. Garrett Stevens

Name:   J. Garrett Stevens

Title:     Initial Trustee

Attest:

/s/ Lauren E. Watson

Name:   Lauren E. Watson

Title:     Executive Administrator